Filed by Denbury Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Encore Acquisition Company
Commission File No.: 001-16295
FOR IMMEDIATE RELEASE
DENBURY AND ENCORE
SCHEDULE MARCH 9, 2010 FOR SPECIAL MEETINGS OF STOCKHOLDERS;
SET FEBRUARY 3, 2010 AS RECORD DATES
DALLAS/FORT WORTH — February 1, 2010 — Denbury Resources Inc. (NYSE: DNR) (the “Company”) and Encore Acquisition Company (NYSE: EAC) (“Encore”) each scheduled March 9, 2010 as the date for their respective upcoming special stockholder meetings. On October 31, 2009, the Company and Encore entered into a definitive agreement providing for the merger of Encore with and into the Company in exchange for cash and Company common stock. At these meetings, the Company stockholders will vote on, among other items, the merger of Encore with and into the Company and the issuance of Company common stock to Encore stockholders pursuant to the merger, and the Encore stockholders will vote on, among other items, the merger with and into the Company. The Company and Encore each set February 3, 2010 as the record date for stockholders entitled to vote at their respective upcoming special stockholder meetings.
Denbury Resources Inc. (www.denbury.com) is a growing independent oil and gas company. The Company is the largest oil and natural gas operator in Mississippi, owns the largest reserves of CO2 used for tertiary oil recovery east of the Mississippi River, and holds significant operating acreage onshore Alabama and properties in Southeast Texas. The Company’s goal is to increase the value of acquired properties through a combination of exploitation, drilling and proven engineering extraction practices, with its most significant emphasis relating to tertiary recovery operations.
Encore Acquisition Company (www.encoreacq.com) is engaged in the acquisition and development of oil and natural gas reserves from onshore fields in the United States. Since 1998, Encore has acquired producing properties with proven reserves and leasehold acreage and grown the production and proven reserves by drilling, exploring, reengineering or expanding existing waterflood projects, and applying tertiary recovery techniques.
ADDITIONAL INFORMATION & FORWARD LOOKING STATEMENTS
This press release contains forward-looking information regarding the Company that is intended to be covered by the safe harbor “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current expectations and projections about future events and involve known and unknown risks, uncertainties, and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Please refer to our filings with the SEC, including our Form 10-K for the year ended December 31, 2008, for a discussion of these risks.
This release includes statements of current expectations regarding Encore, including statements regarding the expected merger with and into the Company, that constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits cannot be fully realized. Encore discusses risks and uncertainties associated with its business in reports it files with the Securities and Exchange Commission and disclaims any responsibility to update these forward-looking statements.
A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING THE COMPANY, ENCORE AND THE MERGER. A DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WILL BE SENT TO SECURITY HOLDERS OF THE COMPANY SEEKING THEIR APPROVAL OF THE MERGER AND THE ISSUANCE OF SHARES OF THE COMPANY STOCK TO BE USED AS MERGER CONSIDERATION AND SECURITY HOLDERS OF ENCORE SEEKING THEIR APPROVAL OF THE MERGER. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY THE COMPANY AND ENCORE WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV.
THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND SUCH OTHER DOCUMENTS RELATING TO THE COMPANY MAY ALSO BE OBTAINED FOR FREE FROM THE COMPANY BY DIRECTING A REQUEST TO: DENBURY RESOURCES INC., 5100 TENNYSON PKWY., SUITE 1200, PLANO, TEXAS 75024, ATTENTION: INVESTOR RELATIONS, TELEPHONE (972) 673-2000.
THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND SUCH OTHER DOCUMENTS RELATING TO ENCORE MAY ALSO BE OBTAINED FOR FREE FROM ENCORE BY DIRECTING A REQUEST TO: ENCORE ACQUISITION COMPANY, 777 MAIN STREET, SUITE 1400, FORT WORTH, TEXAS 76102, ATTENTION: INVESTOR RELATIONS, TELEPHONE (817) 877-9955.
The Company, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from the Company’s stockholders in connection with the merger. Information regarding such persons and a description of their interest in the merger will be contained in the joint proxy statement/prospectus when it becomes available. Information concerning beneficial ownership of the Company’s stock by its directors and certain executive officers is included in its proxy statement dated April 3, 2009 and subsequent statements of changes in beneficial ownership on file with the SEC.
Encore, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Encore’s stockholders in connection with the merger. Information regarding such persons and a description of their interest in the merger will be contained in the joint proxy statement/prospectus when it becomes available. Information concerning beneficial ownership of Encore stock by its directors and certain executive officers is included in its proxy statement dated April 3, 2009 and subsequent statements of changes in beneficial ownership on file with the SEC.